Mail Stop 4561
									September 29, 2005

Linda Bryson
President
Triad Industries, Inc.
122 East Grand Avenue
Escondido, CA  92025

      Re:	Triad Industries, Inc.
		Form 10-KSB for the Fiscal Year ended December 31, 2004 Forms 10-QSB for Fiscal Quarters ended March 31, 2005 and June 30,
2005
      File No. 000-28581

Dear Ms. Bryson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-KSB for the year ended December 31, 2004

General

1. We note that the certifications filed as Exhibit 31 to your Form
10-KSB are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 10-
KSB that includes the entire filing together with the certification of your current CEO and CFO in the form currently set forth in Item
601(b)(31) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 18

2. Please revise the audit report to include the signature of the registered public accounting firm and the correct date. Note that the current report date precedes the date of the audited financial statements. See Article 2-02 of Regulation S-X for reference.

3. Please also revise the last paragraph of the audit report to include the term "substantial doubt" as required by AU 341.12.

Consolidated Statements of Operations, page 21

4. We note that you sold your commercial rental property on July
31,
2003. Please tell us why you have not presented the related revenues, expenses, and gain from the sale of this property as discontinued operations in accordance with paragraph 43 of SFAS 144, or revise as necessary.

5. We note that you have properly included the intercompany elimination entry disclosed in Note 11, page 38, in your 2004 income statement, but not in the 2003 statement; thus, your 2003 revenue and administrative expenses are overstated and not comparable to 2004. Please restate your 2003 income statement to include the intercompany elimination of $90,000. Additionally, please update your Management`s Discussion and Analysis or Plan of Operation accordingly.

6. Please tell us how you earned other income of $55,323 in 2003, and please discuss this income in the results of operations section of your revised MD&A.






7. It is not appropriate to present diluted loss per share when a loss from continuing operations exists, because this results in an antidilution to the calculated EPS amount. Refer to paragraph 16 of
SFAS 128 and revise your Statements of Operations and Footnote 5 as necessary.

Consolidated Statements of Cash Flows, page 24

8. We note that you have presented the cash flows used for purchases of trading securities as cash flows used in investing activities;
however, these cash flows should be presented as operating cash flows. For reference, please see paragraph 18 of SFAS 115.
Please
revise your cash flow statement accordingly.

Note 2 - Summary of Significant Accounting Policies

i.  Revenue Recognition and Deferred Revenue, page 28

9. In future filings expand upon your revenue recognition policies to comply with paragraph 12 of APB 22. In a supplemental response, please provide us with the disclosure you will include in future filings and clarify how you determined that the policy complied with
SAB 101 if not readily apparent.

Note 11 - Operating Segments, page 37

10. Please revise your segment information to include total assets by
segment and also the reconciliations required by paragraphs 27 and
32
of SFAS 131.

Item 8a - Controls and Procedures, page 41

11. We note that you have determined that your controls and procedures are effective. Given the fact that there were errors in your financial statements for certain periods presented, it appears that significant deficiencies or material weaknesses may have existed in your internal control over financial reporting. Please revise to discuss these deficiencies in your conclusion regarding the effectiveness of your disclosure controls and procedures, or advise us why a revision is unnecessary.









Form 10-QSB for the quarter ended March 31, 2005

Independent Accountant`s Report, page 2

12. Please make the following revisions to the review report:

* Change the title of the report to "Report of Independent
Registered
Public Accounting Firm"
* It does not appear that your company is a development stage enterprise as defined by SFAS 7. In that regard, please revise the audit report to remove the language that refers to your company as a development stage company. It appears that the review may have been conducted based upon the periods required to be presented for a development stage company. Please revise the review report to refer to the financial statements that have been included in this filing
* Remove the reference to the standards of the AICPA
* Revise the third paragraph to state whether or not the auditor is aware of any material modifications needed to the financial statements in order for them to be in conformity with U.S. generally accepted accounting principles
* Include the signature of the auditor

Please see the Appendix of the PCAOB Auditing Standard No. 1 for an illustrative example.

Item 1 - Consolidated Financial Statements, page 3

13. Please clearly mark each page of the financial information as unaudited.

Notes to Consolidated Financial Statements, page 9

14. Please include the disclosures required by paragraph 33 of SFAS
131.

Signatures, page S-1

15. Please revise to include the signatures of Ms. Bryson and Mr.
Kelleher.









Form 10-QSB for the quarter ended June 30, 2005

Independent Accountant`s Report, page 2

16. Please remove the reference to the standards issued by the AICPA from the first paragraph. Refer to the Appendix of PCAOB Auditing Standard No. 1 for an illustrative example.

Item 1 - Consolidated Financial Statements, page 3

17. Please clearly mark each page of the financial information as unaudited.

Notes to Consolidated Financial Statements, page 9

18. Please include the disclosures required by paragraph 33 of SFAS
131.




      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.









	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3429 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



      Kristi Beshears			Staff Accountant



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Ms. Linda Bryson
Triad Industries, Inc.
September 29, 2005
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